

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

<u>Via E-mail</u>
Michael Kim
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

      Re: **Patni Computer Systems Ltd.**
              Schedule TO-T/A and Schedule 13E-3/A filed June 22, 2012 by iGate
              Corporation, et. al
              File No.5-82642

Dear Mr. Kim:

      We have reviewed the amended filings listed above. Our comments follow. All defined terms have the same meaning as in your offer materials, unless otherwise noted.

<u>General</u>

1. Refer to comment 1 in our letter dated June 6, 2012 and your response letter dated June 22, 2012. Were the offer materials disseminated to US persons holding in direct share form? Please clarify. We note that your incoming no-action letter dated May 22, 2012 did reflect the existence of US shareholders. We may have further comment.

2. Refer to comment 2 in our prior comment letter and your response to that comment. As requested, tell us how you disseminated and will disseminate amendment offer materials filed in response to staff comments.

3. Refer to comment 5 in our prior comment letter and your response. Your response does not address the part of our comment in which we asked you to describe the bidders' future plans with respect to a second-step transaction to eliminate remaining minority Patni shareholders. Please revise to address and include the disclosure requested in our comment 5 (as supplemented in response to this comment) in your amended offer materials.

4. See our last comment above. In addition, quantify what you mean by a "small portion" of the shares of minority holders which you state can be compulsorily acquired under Indian law in response 5 in your letter dated June 22, 2012.

5. Refer to comment 10 in our prior comment letter and your response. If you know of additional risks associated with the conversion of ADSs into common shares in order to

participate in this offer, those risks must be described in the offer materials. If your amended disclosure is intended to advise ADS holders to inquire about possible additional risks associated with the conversion, please revise to so state. Your current disclosure indicates that there are additional risks that would be described by the holder's investment advisor.

6. Refer to prior comment 16 and your response. The statement in the second sentence of your response to comment 16 should be included in the revised disclosure document on page 7 of the Schedule TO-T/A.

7. Refer to prior comment 17 and your response. That comment asked you to describe how the offerors and other filing persons considered (or did not consider, and if not why, not) the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Your response addresses consideration of those factors by shareholders rather than the filing persons. Please revise by amending your disclosure document.

8. Refer to comment 22 and your response. The discussion of the reasons why the Independent Directors did not consider the Instruction 2, Item 1014 factors in assessing fairness must be included in the revised offer materials. In addition, the disclosure must be presented as to Patni, the filing person.

9. See our last comment above. The proposed new disclosure in response to comment 23 in our prior letter should be presented as to Patni, the filing person.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; please allow enough time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." If you believe that compliance with any of the above comments is inappropriate, tell us why in the response letter.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions